FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of August 2010
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Largest Marine
Wide-Azimuth Award
Paris — August 30th, 2010
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today that it has been awarded by Pemex a more than 150M$ contract extension to acquire a 3D wide-azimuth (WAZ) program in the Mexican waters of the Gulf of Mexico which will be extended to 18,000 square kilometers. The total survey, which is above 200M$, will be the first WAZ contract of this scale in Latin America and one of the largest in the world. It is expected to start in October 2010 for a period of 300 days. Two CGGVeritas 3D seismic vessels, the Vanquish and the Oceanic Vega, the new X-BOW® seismic vessel, as well as two source vessels will be allocated to this significant wide-azimuth program in the Gulf of Mexico.
Jean-Georges Malcor CEO of CGGVeritas, said: “Along with the successful collaboration between Pemex and CGGVeritas on our current multi-year marine program, we are very pleased to have been awarded this very important WAZ contract extension.
Our high-end fleet, with its combination of Sentinel solid streamers and Nautilus streamer steering devices, reinforced by our advanced imaging technology and our leading experience in wide-azimuth offshore operations will bring unique benefits to this new program. This award further confirms the technological leadership of CGGVeritas in addressing the needs of the expanding high-end technology segment of the seismic industry.”
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 30th, 2010	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate